Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

Year Ended December 31, 2011
(in millions)
Fixed Charges:
Interest cost and debt expense	$96
Interest allocable to rental expense(a)	3

Total	$99

Earnings:
Income before income tax expense(b)	$347
Income before income tax expense attributable to noncontrolling interests	(13)
Equity in income of 50 percent or less owned affiliated companies	(12)
Dividends received from 50 percent or less owned affiliated companies(c)	11
Fixed charges	99
Interest capitalized	(7)
Amortization of previously capitalized interest	1

Total	$426

Ratio of Earnings to Fixed Charges	4

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

(b)

Represents income before income tax expense for all consolidated entities, including Mid-Valley Pipeline Company, West Texas Gulf Pipe Line Company and Inland Corporation from the date of the Partnership’s acquisition of its controlling financial interest.

(c)

Represents dividends received from equity-method investments, which excludes dividends from Mid-Valley Pipeline Company and West Texas Gulf Pipe Line Company from the date of the Partnership’s acquisition of its controlling financial interest.